FORM 5

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of
1934, Section 17(a) of the Public Utility Holding Company Act of
1935 or Section 30(f) of the Investment Company Act of 1940

OMB APPROVAL OMB Number: 3235-0362 Expires: January 31, 2005 Estimated average burden hours per response 1.0
[ ]	Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
[ ]	Form 3 Holdings Reported
[ ]	Form 4 Transactions Reported
1. Name and Address of Reporting Person* Leavitt, Dixie L.	2. Issuer Name and Tickler or Trading Symbol Questar Corporation - STR					6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
						X	Director		10% Owner
							Officer (give title below)		Other (specify below)
Director
(Last) (First) (Middle) The Leavitt Group 216 South 300 West	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)		4. Statement for Month/Year December 2002			7. Individual or Joint/Group Filing (Check Applicable Line)
			5. If Amendment, Date of Original (Month/Year)				Form filed by One Reporting Person
(Street) Cedar City, Utah 84720							Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr.8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
				Amount	(A) or (D)	Price
Common Stock (and attached Common Stock Purchase Rights)	12-16-2002		L	239.802	A	$28.10	36,663.751

* If the form is filed by more than one reporting person, see instruction 4(b)(v).

FORM 5 (continued)		Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	3. Deemed Execution Date, if any (Month/Day/ Year)	4. Trans-action Code (Instr.8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10. Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
					(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Stock Option												12,800
Phantom Stock Units	1-1											7,934.9978 [1]

Explanation of Responses:
1

I have an account balance of phantom stock units under a deferred compensation plan. These units are credited with "reinvested dividends." These shares will be converted to cash upon my death or retirement as a director of a Questar subsidiary.

	/s/ Connie C. Holbrook	February 11, 2003

	Connie C. Holbrook as Attorney in Fact for Dixie L. Leavitt **Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Form Revised September 03, 2002